No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2024

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  *   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Exhibit 1:

Notice Concerning Media Articles.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Sumihiro Takahashi
Sumihiro Takahashi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: July 2, 2024

[Translation]

July 2, 2024

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Toshihiro Mibe

Director, President and Representative Executive Officer

Notice Concerning Media Articles

There are articles in the media today regarding the sale of the common stock of Honda Motor Co., Ltd. (the “Company”) in which financial institutions, mainly major non-life insurance companies, plan to sell around 500 billion yen of the shares of the Company. However, such information was not announced by the Company. While the Company has been considering various capital policies including the above, no decisions have been made at this time.

If a decision is reached on a matter that requires disclosure, the Company will disclose it in a timely and appropriate manner.

End